

July 14, 2015

Mark Stone
Chief Executive Officer
Gores Holdings, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

> **Re: Gores Holdings, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 17, 2015**
> **CIK No. 0001644406**

Dear Mr. Stone:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please submit all exhibits as soon as possible, particularly the form of amended and restated certificate of incorporation. We must review these documents before the registration statement is declared effective and we may have additional comments.

2. As soon as practicable, please furnish us with a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no objections.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Summary

General, page 1

4.   Please revise to include more prominent disclosure cautioning potential investors against relying on the record of The Gores Group performance as indicative of the current registrant's future performance. In addition, distinguish between the involvement of The Gores Group with its acquisitions and the likelihood that The Gores Group, Alec Gores or the registrant's management team will involved in the target company acquired by the registrant on a post-acquisition basis. Lastly, disclose that none of your officers or directors has experience with any blank check companies or special purpose acquisition corporations in the past.

Manner of conducting redemptions, page 18

5.   We note that you will proceed with a business combination only if "a majority of the outstanding shares of common stock voted are voted in favor of the business combination." Please clearly disclose how this could make it more likely a merger would be approved, especially if you only furnish proxy materials 10 days prior to a meeting. Also disclose what the quorum requirement will be for this vote and whether the votes of the initial shareholders will count toward satisfying that requirement.

Summary Financial Data, page 28

6.   Please remove the "As Adjusted" financial information from your summary financial data pursuant to Item 301 of Regulation S-K.

Dilution, page 66

7.   It appears that your net tangible book value includes deferred issuance costs of $104,205 (page F-3). Please revise to exclude this asset from your net tangible book value.

Sourcing of Potential Business Combination Targets, page 80

8.   You state that if an officer and director has existing fiduciary or contractual obligations to another entity with respect to business combination opportunities they may need to present that opportunity to the other entity. Please revise to clarify the number of different entities to which your officers and directors have existing fiduciary or contractual obligations and whether situations could arise in which business opportunities may be given to various other entities ahead of the company.

Signatures

9.   Please have the required officers and directors sign the registration statement in the next submission.

You may contact Christie Wong, Staff Accountant at 202-551-3684 or Dean Suehiro, Staff Accountant at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at 202-551-3208, Kathleen Krebs, Special Counsel at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

Cc: Jennifer Bensch, Esq.
        Weil, Gotshal & Manges LLP